Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

18 February 2009

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America


09045398


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

pp. M. Leonard

Dennis Leong
Company Secretary

Macquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

16 February 2009

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited - Issued Ordinary Capital and Options Update

Since the last notification to the ASX of the position at 31 December 2008, there have been the following changes in the number of fully paid ordinary shares of Macquarie Group Limited on issue:

On 19 January 2009, 48,348 fully paid ordinary shares were issued at a price of $29.36 each under the Macquarie Group Employee Share Plan.

Also, the following fully paid ordinary shares were issued at a price of $77.40 each on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited:

- 18,320 shares on 9 January 2009;
- 4,580 shares on 15 January 2009;
- 2,931 shares on 23 January 2009 and
- 1,466 shares on 28 January 2009.

Thus, as at 31 January 2009 the number of issued fully paid ordinary $1.00 shares was 283,418,947.

During the period 1 January to 31 January 2009 (inclusive), the following new options have been issued:

- 69,000 options exercisable at $31.73 each and expiring 8 January 2014 (MQG0422); and
- 35,000 options exercisable at $26.66 each and expiring 22 January 2014 (MQG0423).

During the period 1 January to 31 January 2009 (inclusive), the following options have lapsed unexercised:

- 5,000 options exercisable at $45.15 each and expiring on 22 December 2009 (MQG0283);
- 693 options exercisable at $49.31 each and expiring on 8 February 2010 (MQG0288);
- 1,869 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305);
- 847 options exercisable at $68.24 each and expiring on 8 December 2010 (MQG0321);
- 4,333 options exercisable at $70.47 each and expiring on 23 January 2011 (MQG0324);
- 2,144 options exercisable at $70.21 each and expiring on 8 May 2011 (MQG0333);
- 9,335 options exercisable at $62.75 each and expiring on 22 July 2011 (MQG0338);
- 21,840 options exercisable at $61.79 each and expiring on 1 August 2011 (MQG0339);
- 11,000 options exercisable at $80.04 each and expiring on 22 March 2012 (MQG0363);
- 2,860 options exercisable at $87.18 each and expiring on 9 July 2012 (MQG0376);
- 26,857 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379);
- 37,210 options exercisable at $53.91 each and expiring on 15 August 2013 (MQG0407);
- 7,411 options exercisable at $48.61 each and expiring on 22 August 2013 (MQG0409); and
- 2,355 options exercisable at $53.91 each and expiring on 22 October 2013 (MQG0416).

Also, in the notification to ASX on 12 December 2008 of the position as at 30 November 2008 it was stated that the following options lapsed unexercised:

- 4,000 options exercisable at $73.86 each and expiring on 8 August 2012 (MQG0378);

In fact, the following options lapsed unexercised:

- 3,001 options exercisable at $73.86 each and expiring on 8 August 2012 (MQG0378);

Also, in the notification to ASX on 15 January 2009 of the position as at 31 December 2008 it was stated that the following options lapsed unexercised:

- 1,321 options exercisable at $63.34 each and expiring on 30 December 2008 (MQG0305);
- 16 options exercisable at $63.34 each and expiring on 5 June 2009 (MQG0305);
- 1,000 options exercisable at $63.34 each and expiring on 18 June 2009 (MQG0305);
- 168 options exercisable at $63.34 each and expiring on 30 June 2009 (MQG0305);
- Nil options exercisable at $67.85 each and expiring on 22 September 2010 (MQG0313);
- Nil options exercisable at $70.56 each and expiring on 10 October 2010 (MQG0317);
- Nil options exercisable at $66.92 each and expiring on 8 November 2010 (MQG0319);
- Nil options exercisable at $67.85 each and expiring on 9 January 2011 (MQG0323);
- Nil options exercisable at $63.09 each and expiring on 8 February 2011 (MQG0325);
- 1,540 options exercisable at $70.21 each and expiring on 8 May 2011 (MQG0333);
- Nil options exercisable at $66.83 each and expiring on 22 May 2011 (MQG0334);
- Nil options exercisable at $65.12 each and expiring on 8 June 2011 (MQG0335);
- Nil options exercisable at $68.03 each and expiring on 10 July 2011 (MQG0337);
- 8,356 options exercisable at $61.79 each and expiring on 1 August 2011 (MQG0339);
- Nil options exercisable at $61.79 each and expiring on 8 August 2011 (MQG0340);
- Nil options exercisable at $60.99 each and expiring on 8 August 2011 (MQG0341);
- Nil options exercisable at $61.03 each and expiring on 22 August 2011 (MQG0343);
- Nil options exercisable at $64.43 each and expiring on 8 September 2011 (MQG0345);
- Nil options exercisable at $61.79 each and expiring on 9 October 2011 (MQG0348);

- Nil options exercisable at $69.47 each and expiring on 9 October 2011 (MQG0349);
- Nil options exercisable at $73.31 each and expiring on 8 November 2011 (MQG0353);
- Nil options exercisable at $71.92 each and expiring on 8 December 2011 (MQG0356);
- Nil options exercisable at $78.24 each and expiring on 8 January 2012 (MQG0358);
- Nil options exercisable at $80.01 each and expiring on 8 March 2012 (MQG0362);
- Nil options exercisable at $85.30 each and expiring on 10 April 2012 (MQG0366);
- Nil options exercisable at $87.73 each and expiring on 23 April 2012 (MQG0367);
- Nil options exercisable at $94.48 each and expiring on 22 May 2012 (MQG0372);
- Nil options exercisable at $91.30 each and expiring on 22 June 2012 (MQG0375);
- Nil options exercisable at $90.83 each and expiring on 23 July 2012 (MQG0377);
- 36 options exercisable at $71.41 each and expiring on 13 December 2008 (MQG0379);
- 754 options exercisable at $71.41 each and expiring on 30 December 2008 (MQG0379);
- 24,617 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379);
- Nil options exercisable at $71.41 each and expiring on 10 September 2012 (MQG0382);
- 1,333 options exercisable at $71.49 each and expiring on 10 September 2012 (MQG0383);
- Nil options exercisable at $76.69 each and expiring on 24 September 2012 (MQG0385);
- Nil options exercisable at $82.37 each and expiring on 22 October 2012 (MQG0388);
- Nil options exercisable at $79.38 each and expiring on 10 December 2012 (MQG0390);
- Nil options exercisable at $74.30 each and expiring on 24 December 2012 (MQG0391);
- Nil options exercisable at $72.27 each and expiring on 8 January 2013 (MQG0392);
- Nil options exercisable at $64.40 each and expiring on 22 January 2013

(MQG0393);

- Nil options exercisable at $63.74 each and expiring on 8 February 2013 (MQG0394);
- Nil options exercisable at $54.69 each and expiring on 22 February 2013 (MQG0395);
- 3,000 options exercisable at $47.79 each and expiring on 10 March 2013 (MQG0396);
- Nil options exercisable at $59.16 each and expiring on 22 April 2013 (MQG0399);
- Nil options exercisable at $47.29 each and expiring on 22 July 2013 (MQG0405);
- 39,626 options exercisable at $53.91 each and expiring on 15 August 2013 (MQG0407);
- Nil options exercisable at $53.91 each and expiring on 22 September 2013 (MQG0412);
- Nil options exercisable at $53.91 each and expiring on 8 October 2013 (MQG0414);
- Nil options exercisable at $53.91 each and expiring on 22 October 2013 (MQG0416); and
- Nil options exercisable at $32.39 each and expiring on 22 October 2013 (MQG0417).

In fact, the following options lapsed unexercised:

- 34,318 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305);
- 1,890 options exercisable at $67.85 each and expiring on 22 September 2010 (MQG0313);
- 2,055 options exercisable at $70.56 each and expiring on 10 October 2010 (MQG0317);
- 1,155 options exercisable at $66.92 each and expiring on 8 November 2010 (MQG0319);
- 4,168 options exercisable at $67.85 each and expiring on 9 January 2011 (MQG0323);
- 249 options exercisable at $63.09 each and expiring on 8 February 2011 (MQG0325);
- 6,548 options exercisable at $70.21 each and expiring on 5 June 2009 (MQG0333);
- 1,591 options exercisable at $66.83 each and expiring on 22 May 2011 (MQG0334);
- 3,746 options exercisable at $65.12 each and expiring on 8 June 2011

(MQG0335);

- 4,655 options exercisable at $68.03 each and expiring on 10 Juy 2011 (MQG0337);
- 133,197 options exercisable at $61.79 each and expiring on 1 August 2011 (MQG0339);
- 6,667 options exercisable at $61.79 each and expiring on 8 August 2011 (MQG0340);
- 1,898 options exercisable at $60.99 each and expiring on 8 August 2011 (MQG0341);
- 7,656 options exercisable at $61.03 each and expiring on 22 August 2011 (MQG0343);
- 2,667 options exercisable at $64.43 each and expiring on 8 September 2011 (MQG0345);
- 1,470 options exercisable at $61.79 each and expiring on 9 October 2011 (MQG0348);
- 8,374 options exercisable at $69.47 each and expiring on 9 October 2011 (MQG0349);
- 4,796 options exercisable at $73.31 each and expiring on 8 November 2011 (MQG0353);
- 2,667 options exercisable at $71.92 each and expiring on 8 December 2011 (MQG0356);
- 17,336 options exercisable at $78.24 each and expiring on 8 January 2012 (MQG0358);
- 2,939 options exercisable at $80.01 each and expiring on 8 March 2012 (MQG0362);
- 2,821 options exercisable at $85.30 each and expiring on 10 April 2012 (MQG0366);
- 23,902 options exercisable at $87.73 each and expiring on 23 April 2012 (MQG0367);
- 15,682 options exercisable at $94.48 each and expiring on 22 May 2012 (MQG0372);
- 11,000 options exercisable at $91.30 each and expiring on 22 June 2012 (MQG0375);
- 3,121 options exercisable at $90.83 each and expiring on 23 July 2012 (MQG0377);
- 253,885 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379);
- 1,527 options exercisable at $71.41 each and expiring on 10 September 2012 (MQG0382);
- 12,559 options exercisable at $71.49 each and expiring on 10 September 2012 (MQG0383);

- 7,702 options exercisable at $76.69 each and expiring on 24 September 2012 (MQG0385);
- 2,988 options exercisable at $82.37 each and expiring on 22 October 2012 (MQG0388);
- 21,063 options exercisable at $79.38 each and expiring on 10 December 2012 (MQG0390);
- 3,392 options exercisable at $74.30 each and expiring on 24 December 2012 (MQG0391);
- 11,444 options exercisable at $72.27 each and expiring on 8 January 2013 (MQG0392);
- 4,000 options exercisable at $64.40 each and expiring on 22 January 2013 (MQG0393);
- 2,952 options exercisable at $63.74 each and expiring on 8 February 2013 (MQG0394);
- 2,529 options exercisable at $54.69 each and expiring on 22 February 2013 (MQG0395);
- 3,000 options exercisable at $47.79 each and expiring on 10 March 2013 (MQG0396);
- 9,479 options exercisable at $59.16 each and expiring on 22 April 2013 (MQG0399);
- 2,712 options exercisable at $47.29 each and expiring on 22 July 2013 (MQG0405);
- 367,416 options exercisable at $53.91 each and expiring on 15 August 2013 (MQG0407);
- 3,693 options exercisable at $53.91 each and expiring on 22 September 2013 (MQG0412);
- 10,000 options exercisable at $53.91 each and expiring on 8 October 2013 (MQG0414);
- 7,069 options exercisable at $53.91 each and expiring on 22 October 2013 (MQG0416); and
- 2,276 options exercisable at $32.39 each and expiring on 22 October 2013 (MQG0417).

The number of options on issue at 31 January 2009 was 53,457,622 all exercisable into one share per option.

Yours faithfully

Paula Walsh
Assistant Company Secretary

Listing of Macquarie Group Limited Options

As at 31 January 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0248	6,000	$34.78	30/03/2009
MQG0253	1,668	$33.45	09/02/2009
MQG0254	3,334	$33.45	09/02/2009
MQG0256	15,834	$33.76	08/03/2009
MQG0257	5,836	$34.67	22/03/2009
MQG0260	1,668	$36.71	08/04/2009
MQG0261	8,168	$35.54	22/04/2009
MQG0262	26,700	$34.66	10/05/2009
MQG0263	14,168	$33.00	24/05/2009
MQG0264	8,334	$33.84	08/06/2009
MQG0265	9,170	$34.27	22/06/2009
MQG0266	15,002	$33.58	08/07/2009
MQG0267	494,797	$33.11	22/07/2009
MQG0268	1,194,964	$32.75	09/08/2009
MQG0269	910,322	$32.26	23/08/2009
MQG0270	1,668	$30.67	23/08/2009
MQG0271	334,328	$34.60	08/09/2009
MQG0272	67,946	$35.28	22/09/2009
MQG0273	83,146	$36.99	08/10/2009
MQG0274	25,367	$39.64	22/10/2009
MQG0275	44,988	$40.81	08/11/2009
MQG0276	48,868	$32.75	08/11/2009
MQG0277	11,667	$33.11	08/11/2009
MQG0278	26,920	$41.72	22/11/2009
MQG0279	88,902	$32.75	22/11/2009
MQG0280	27,760	$44.88	08/12/2009
MQG0281	4,900	$34.60	08/12/2009
MQG0283	26,668	$45.15	22/12/2009
MQG0284	8,334	$46.97	10/01/2010
MQG0285	10,000	$47.28	10/01/2010
MQG0286	5,000	$48.68	24/01/2010
MQG0288	54,307	$49.31	08/02/2010
MQG0289	8,336	$49.47	08/02/2010
MQG0291	50,620	$49.16	22/02/2010
MQG0292	22,502	$49.51	08/03/2010
MQG0293	25,737	$49.57	22/03/2010
MQG0294	38,336	$47.82	08/04/2010
MQG0295	43,335	$45.14	22/04/2010
MQG0296	22,162	$49.31	08/04/2010
MQG0297	26,666	$45.89	09/05/2010
MQG0298	15,068	$49.18	23/05/2010
MQG0300	45,835	$54.24	08/06/2010
MQG0301	31,668	$58.02	22/06/2010
MQG0302	8,334	$49.18	22/06/2010
MQG0303	42,388	$60.41	08/07/2010

Listing of Macquarie Group Limited Options

As at 31 January 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0304	13,524	$63.42	22/07/2010
MQG0305	7,261,326	$63.34	01/08/2010
MQG0306	17,658	$62.13	08/08/2010
MQG0307	30,834	$63.34	08/08/2010
MQG0308	60,000	$63.33	22/08/2010
MQG0309	44,532	$65.72	08/09/2010
MQG0310	6,707	$63.34	08/09/2010
MQG0312	1,668	$35.28	22/09/2009
MQG0313	28,834	$67.85	22/09/2010
MQG0314	680	$63.34	22/09/2010
MQG0316	11,167	$63.34	10/10/2010
MQG0317	59,389	$70.56	10/10/2010
MQG0318	41,333	$64.16	24/10/2010
MQG0319	47,864	$66.92	08/11/2010
MQG0320	54,664	$70.60	22/11/2010
MQG0321	52,125	$68.24	08/12/2010
MQG0322	23,667	$68.36	22/12/2010
MQG0323	20,332	$67.85	09/01/2011
MQG0324	33,819	$70.47	23/01/2011
MQG0325	81,751	$63.09	08/02/2011
MQG0327	21,000	$61.33	22/02/2011
MQG0328	61,000	$60.35	08/03/2011
MQG0329	21,666	$61.91	22/03/2011
MQG0330	70,168	$68.01	10/04/2011
MQG0331	24,000	$68.83	24/04/2011
MQG0332	2,500	$32.75	09/08/2009
MQG0333	75,641	$70.21	08/05/2011
MQG0334	19,000	$66.83	22/05/2011
MQG0335	25,333	$65.12	08/06/2011
MQG0336	71,000	$65.95	22/06/2011
MQG0337	11,318	$68.03	10/07/2011
MQG0338	24,665	$62.75	22/07/2011
MQG0339	9,192,624	$61.79	01/08/2011
MQG0340	26,500	$61.79	08/08/2011
MQG0341	74,400	$60.99	08/08/2011
MQG0342	16,985	$61.79	22/08/2011
MQG0343	71,779	$61.03	22/08/2011
MQG0344	4,000	$61.79	08/09/2011
MQG0345	171,333	$64.43	08/09/2011
MQG0346	2,000	$61.79	22/09/2011
MQG0347	35,000	$65.96	22/09/2011
MQG0348	5,925	$61.79	09/10/2011
MQG0349	85,488	$69.47	09/10/2011
MQG0350	4,000	$64.43	09/10/2011
MQG0351	11,000	$64.43	23/10/2011

Listing of Macquarie Group Limited Options

As at 31 January 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0352	35,820	$72.17	23/10/2011
MQG0353	68,916	$73.31	08/11/2011
MQG0354	35,390	$73.31	20/11/2011
MQG0355	15,916	$74.11	22/11/2011
MQG0356	15,537	$71.92	08/12/2011
MQG0357	52,986	$75.57	22/12/2011
MQG0358	50,664	$78.24	08/01/2012
MQG0359	61,000	$79.33	22/01/2012
MQG0360	47,000	$82.57	08/02/2012
MQG0361	12,000	$83.55	22/02/2012
MQG0362	32,061	$80.01	08/03/2012
MQG0363	72,000	$80.04	22/03/2012
MQG0364	4,000	$60.99	22/03/2012
MQG0365	12,500	$47.82	23/05/2010
MQG0366	38,179	$85.30	10/04/2012
MQG0367	218,277	$87.73	23/04/2012
MQG0368	1,666	$60.41	08/07/2010
MQG0369	5,000	$63.42	22/07/2010
MQG0370	4,000	$70.60	22/11/2010
MQG0371	117,000	$89.76	08/05/2012
MQG0372	105,000	$94.48	22/05/2012
MQG0373	4,000	$80.04	08/06/2012
MQG0374	60,600	$87.77	08/06/2012
MQG0375	15,318	$91.30	22/06/2012
MQG0376	87,140	$87.18	09/07/2012
MQG0377	58,814	$90.83	23/07/2012
MQG0378	42,999	$73.86	08/08/2012
MQG0379	9,635,116	$71.41	15/08/2012
MQG0380	59,365	$71.41	22/08/2012
MQG0381	60,000	$68.06	22/08/2012
MQG0382	91,990	$71.41	10/09/2012
MQG0383	114,914	$71.49	10/09/2012
MQG0384	1,750	$71.41	24/09/2012
MQG0385	118,498	$76.69	24/09/2012
MQG0386	4,865	$71.41	08/10/2012
MQG0387	63,000	$86.34	08/10/2012
MQG0388	73,012	$82.37	22/10/2012
MQG0389	41,256	$77.55	22/11/2012
MQG0390	356,337	$79.38	10/12/2012
MQG0391	66,608	$74.30	24/12/2012
MQG0392	58,556	$72.27	08/01/2013
MQG0393	145,000	$64.40	22/01/2013
MQG0394	185,227	$63.74	08/02/2013
MQG0395	54,471	$54.69	22/02/2013
MQG0396	88,326	$47.79	10/03/2013

Listing of Macquarie Group Limited Options

As at 31 January 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0397	69,000	$51.34	25/03/2013
MQG0398	155,000	$56.79	08/04/2013
MQG0399	50,521	$59.16	22/04/2013
MQG0400	113,400	$63.09	08/05/2013
MQG0401	51,000	$59.58	22/05/2013
MQG0402	84,000	$52.89	10/06/2013
MQG0403	31,000	$48.78	23/06/2013
MQG0404	53,000	$47.29	08/07/2013
MQG0405	83,288	$47.29	22/07/2013
MQG0406	56,000	$51.01	08/08/2013
MQG0407	16,702,725	$53.91	15/08/2013
MQG0408	94,323	$53.91	22/08/2013
MQG0409	128,289	$48.61	22/08/2013
MQG0410	45,875	$53.91	08/09/2013
MQG0411	161,000	$45.35	08/09/2013
MQG0412	123,757	$53.91	22/09/2013
MQG0413	157,000	$33.49	22/09/2013
MQG0414	102,200	$53.91	08/10/2013
MQG0415	118,000	$36.20	08/10/2013
MQG0416	164,950	$53.91	22/10/2013
MQG0417	83,300	$32.39	22/10/2013
MQG0418	85,000	$31.99	10/11/2013
MQG0419	53,000	$25.39	24/11/2013
MQG0420	63,000	$28.48	08/12/2013
MQG0421	45,000	$27.78	22/12/2013
MQG0422	69,000	$31.73	08/01/2014
MQG0423	35,000	$26.66	22/01/2014
	53,457,622		

END